

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

<u>Via E-mail</u>
Rick Walchuk
Chief Executive Officer
American Graphite Technologies, Inc.
3651 Lindell Rd. Ste. #322
Las Vegas, NV 89103

> **Re:** **American Graphite Technologies, Inc.**
> **Form 8-K**
> **Filed December 27, 2012**
> **File No. 0-54521**

Dear Mr. Walchuk:

We have reviewed the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

<u>Market, Customers and Distribution Methods, page 8</u>

1.   Please revise to clarify how Cheap Tubes "also markets the products" and "has substantial market experience, having been in the industry for more than 8 years," given your disclosure that the product is "completely untested" for consumer safety and "requires further development" and additional "thorough testing."

2.   Please clarify the status of development of the product. For example, has Cheap Tubes actually manufactured a sheet? Please also clarify what additional testing needs to be performed and how that testing and manufacturing will be funded. Given the extent of testing you say is required and the amount you are obligated to fund, it is unclear whether that amount will be sufficient to accomplish all the testing that is needed or whether additional funds will be required and, if so, the source of those funds.

3.   With a view toward clarified disclosure, please tell us how you determined you will be "on the market in twelve to eighteen months" in light of your statements that Bucky Paper "still needs to undergo thorough testing" and the product has not yet been developed. Please also tell us how you considered the impact of the "USEPA" requirements noted on page 11 on when you expect to be "on the market."

Competition, page 9

4.   In a separate, appropriately captioned section, please revise to discuss the "regulatory approval" requirements noted on page 10 and any related risks from failing to obtain those approvals.

Risk Factors, page 11

5.   We note the numerous references to "our products," "our technology" and "our 'brand' name," even though it appears the only rights you hold relate to the marketing and distribution of a product that does not yet exist. Please revise to clarify the nature and extent of the rights you currently hold.

Liquidity and Capital Resources, page 19

6.   Please reconcile your disclosure on page 20 that you "currently do not have any arrangements in place to complete any private placement financings" with your disclosure on page 19 regarding the financing agreement. Please also discuss how section 17.5 of Exhibit 10.5 impacts your liquidity and ability to pay the expenses you note.

Security Ownership of Certain Beneficial Owners and Management, page 21

7.   Please clarify how you determined that Mr. Walchuk owns only 30 million shares of your common stock. Given the transactions you disclose on page 29, it appears he owned 45 million shares following the return of shares in June 2012 and related forward stock split.

Item 5.06 Change in Shell Company Status, page 54

8.   We note that you believe you are no longer a "shell" company as a result of the transactions to which you refer. Given the composition of your balance sheet and disclosure regarding the nature and extent of your operations, please provide us the analysis underlying your conclusion. Currently, it appears you are basing this conclusion entirely on your agreement with Cheap Tubes. We note, in this regard, your disclosure that no product currently exists for you to market, thorough testing is still needed and you have not yet determined how to distribute any product. We also note that while much of your disclosure refers to a potential industry and potential product, it is unclear what

actual operating activities you are currently conducting. For example, you refer on page 14 to "setting in place operations," but it is unclear what activities you currently perform, particularly given the lack of a product to market and distribute. In light of this, it is unclear how you determined you are no longer a shell company.

Exhibits

9.   Please file as an exhibit the financing agreement mentioned on page 39. It appears that Exhibit 10.3 is only a subscription agreement for the first private placement, rather than the financing agreement to which you refer. Please also file as exhibits the consulting agreements referenced on page 40 and the consulting agreement with Mr. Walchuk referenced on page 41.

Exhibit 10.5

10.   Please file the document concerning the milestones mentioned in section 1.2 of this exhibit and the agreement with Mr. Foley mentioned in section 5.1.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Konrad Malik, Esq.